May 18, 2015

Writer’s Direct Dial: (5411 4809-9522)

E-mail: rtorres@pampaenergia.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Pampa Energy Inc.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 28, 2014

File No. 1-34429

Dear Ms. Thompson,

                                                On behalf of Pampa Energía S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 17, 2015, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Financial Statements

Notes to the Consolidates Financial Statements, page F-19

Note 39. Contingencies, page F-161

•        We have reviewed your response to comment 2. We read in your response that the Ps. 85.2 million liability recorded at the end of fiscal year 2011 was a provision for the probable outcome of the arbitration proceedings with the Contractor, and that this provision was reversed during fiscal year 2013 since a cash outflow was no longer probable under IAS 37. We also read that, in fiscal year 2011, you derecognized the financial liability for the last milestone payment to the Contractor of Ps. 85.2 million based on the legal release of the liability established by the March Agreement.

1)      Please tell us the provisions of the March Agreement, including the specific items that must be completed by both parties before the March Agreement is effective.

The Company respectfully advises the Staff that the March Agreement was legally effective upon execution by the parties.

Only with respect to the compensation established in the March Agreement, the provisional reception of the works is a formal document that does not modify or affects the original agreement. Also, its issuance depends on the Company and it was not issued because the conditions were not met. Upon the execution of the March Agreement, there was no further conditional or contingent contractual obligation to deliver cash or another financial asset to the Contractor and, therefore, there was no longer a financial liability of the Company.

Based on its legal counsel’s opinion and upon the execution of the March Agreement, the Company concluded that the amount owed for the last milestone was no longer due (the liability was legally released).

As the Company’s claim was greater than the amount recognized in the March Agreement, it started actions against the Contractor and the insurance companies to protect its rights, including the foreclosure of the guarantees (avales). As a consequence, the Contractor started the arbitral proceedings aiming to limit the amount of the claim and the reimbursement of the guarantees (avales), and claiming that the Company should have issued the provisional reception, and that the March Agreement wouldn’t have been effective due to a breach of the agreement of the Company. The Company did not agree with the Contractor’s position and it presented its merits in the arbitral proceedings. The Secretary of the International Arbitration Court of the International Chamber of Commerce has determined May 29, 2015 as the final date for the issuance of the arbitral award. As the arbitration tribunal has requested several extensions for the issuance of its final and conclusive award, we cannot assure the Staff that the arbitration tribunal will issue the final award by May 29, 2015.

•        Specifically, in your January 30, 2015 response to comment 3, you state that “under the March Agreement such Discount would become effective upon the provisional reception of the works.” Based on page F-165 of your fiscal year 2013 Form 20-F, the provisional reception of works has not taken place as of December 31, 2013.

1)      Please tell us why you derecognized a liability pursuant to the March Agreement, as it appears that the March Agreement was not yet effective since the provisional reception of works has not been completed. Refer to paragraph 3.3.1 of IFRS 9. Since property, plant and equipment should be recorded at cost and you do not anticipate payment of the Ps. 85.2 million, please also explain to us in greater detail why you recorded reversal of the financial liability in income and not as a reduction of PPE.

As explained above, the Company was legally released from payment of the last milestone of the original contract upon execution of the March Agreement, without any actions or conditions pending for this to occur. This agreement suppressed any right for the Contractor to demand the payment of this milestone. Therefore, the Company applied the guidance in IFRS 9 and derecognized the financial liability for that milestone.

The Company further advises the Staff that the Company concluded that the compensation was not related to the cost of the asset being acquired, but to the damages and lost profits related to the performance of a construction service by the Contractor, as this compensated the Company for the damages suffered due to the Contractor important delays, breaches and incidents due to mistakes in the construction process (in fact it was a separate transaction where compensation was awarded). Under the Project Agreements, it was expected that commercial operation of the Project would begin in June 2010. Due to different problems, mostly related to the Contractor’s breach, such as delays in compliance and labor disputes, the parties agreed to postpone the beginning of commercial operations until December 5, 2010. Despite the new settled date, new delays by the Project Counterparties occurred and, in addition to this on February 8, 2011, an operational error from the contractor, along with an error in design, took place causing extensive damage to the steam turbine, which caused further delays in the startup. Consequently, it became necessary to undertake a comprehensive repair of the steam turbine and other parts, which included the performance of tests and an integral review of the turbine.

Furthermore, paragraphs 16 to 20 of IAS 16 details the elements of cost of an item of PPE. Only trade discounts and rebates are deducted from the purchase price. Therefore, compensation unrelated to the cost of the asset from acquisition should not be included as an element of cost. The Company understands that compensation for breaches and other inefficiencies and/or mistakes in the construction services that are unrelated should not be included as an element of cost as they are separate transactions.

Consequently, following the guidance of paragraph 3.3.1 of IFRS 9, the Company derecognized its trade payable with the Contractor against profit and loss.

Any questions relating to this response letter should be directed to me at 5411 4809-9522 and to my colleague, Gerardo Paz, at 5411 4809-9515. We can both be reached by facsimile at 5411 4809-9600.

Sincerely,

     /s/ Ricardo Torres